Exhibit 3.1



                       AMENDMENT NUMBER 4
                             TO THE
                     1995 RESTATED BYLAWS OF
                       RENTRAK CORPORATION


          The following amendment to Section 3.2 of the Company's

1995 Restated Bylaws was approved by the affirmative vote of the holders of a majority of the Company's outstanding shares of common stock at the Annual Meeting of Shareholders held on

September 19, 2000:



          "Section 3.2 Number, Tenure, and Qualifications.  The

Board of Directors shall consist of five persons.  Each director shall hold office until the next annual meeting of the

shareholders and until his or her successor is elected and

qualified or until death, resignation or removal."





/s/ F. Kim Cox
F. Kim. Cox, President and Secretary